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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of January, 2001

                                  Enodis plc

                    Washington House, 40-41 Conduit Street
                        London W1S 2BF, United Kingdom
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F:      X        Form 40-F:  _____
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     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes:  _______    No:      X
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On January 17, 2001, the Registrant announced the following at its annual general meeting of shareholders:

Food Equipment Division

The results of the Food Equipment Division for the first quarter of the financial year ending 30 September 2001 reflect the continuing impact on our US Retail business of a store closure programme at a major account, as previously stated in November, together with much weaker market conditions. In addition, sales in our Food Service Equipment businesses have been held back by high inventory levels at dealers at the end of last year.

The performance of our Specifications and Chains businesses in North America is encouraging whilst that in other smaller segments and regions is more mixed. The declining trend in the Beverage market appears to be flattening.

Management is taking firm action to reduce costs including elimination of surplus capacity in Retail. In addition we are achieving further significant cost savings through our Group Purchasing initiatives. These actions will mainly benefit the second half.

We are continuing to see increasing momentum in cross selling and encouraging opportunities for Integrated Solutions Packages for customers. At the same time we are exploiting opportunities to build market share and deliver synergy benefits across our Food Equipment businesses.

Principally as a result of the shortfall in the Retail business, which last year made operating profit of (Pounds)11.7m in the first half and (Pounds)5.8m in the second, the first half operating profit of the Food Equipment Division is likely to fall some way short of the strong performance of the previous year. Nevertheless, although the outlook for Retail continues to be somewhat uncertain, good progress is expected from the Food Equipment Division in the second half leading to an improvement for the year as a whole.

Consumer & Building Products Division

The Consumer and building Products Division continues to trade well and ahead of the prior year; trading during the January sale has been in line with our expectations.
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ENODIS PLC


                                        /s/ Andrew J. Allner
January 17, 2001                    By: _____________________
                                    Name:  Andrew J. Allner
                                    Title: Chief Financial Officer